

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 24, 2010

Mr. John Fanelli III
Senior Vice President and Chief Financial Officer
Hill International, Inc.
303 Lippincott Centre
Marlton, NJ 08053

      RE: **Hill International, Inc.**
                Form 8-K Item 4.01 filed August 17, 2010
                Form 8-K/A Item 4.01 filed August 23, 2010
                File #1-33961

Dear Mr. Fanelli:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey Gordon
                    Staff Accountant